                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            CYBEX INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   23252E 10 6
                                 (CUSIP Number)


                              James H. Carll, Esq.
         Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033
                                 (609-795-2121)
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 23, 1997
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                Page 1 of 9 Pages

-------------------------------------------------------------------------------
CUSIP No. 23252E 10 6                                                  13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          UM Holdings, Ltd. 22-1982496
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                                     OO
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    New Jersey
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                  Zero
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                Zero
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             Zero
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER           Zero
               |     |
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            0
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                          [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0.00%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                                            HC and CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 23252E 10 6                                                  13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          UM Equity Corp. 22-3343565
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                                     OO
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      4,173,056
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      Zero
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      4,173,056
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      Zero
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            4,173,056
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                          [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            48.8%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                                            CO
------------------------------------------------------------------------------

Item I - Security and Issuer

         This Statement relates to the common stock, $.10 par value ("Common Stock"), of CYBEX International, Inc. ("CYBEX"). The principal executive offices of CYBEX are located at 10 Trotter Drive, Medway, Massachusetts 02053.

Item 2 - Identity and Background

         This Statement is filed jointly by UM Equity Corp., a Delaware corporation ("UME"), and UM Holdings, Ltd., a New Jersey corporation ("UM").

         The principal business of UME, which is a wholly-owned subsidiary of UM, is maintaining and managing investments. Its principal business and office address is 56 Haddon Avenue, Haddonfield, New Jersey 08033.

         UM is a holding company. Companies which it owns or in which it has a substantial equity interest provide services to the pharmaceutical industry, provide management services to providers of executive physicals and related services, manufacture and sell exercise equipment and operate a commercial airline. Its principal business and office address is 56 Haddon Avenue, Haddonfield, New Jersey 08033.

         John Aglialoro and Joan Carter, who are married, own substantially all of the outstanding capital stock of UM and accordingly are controlling persons.
Schedule I hereto sets forth the following information with respect to such shareholders and each director and executive officer of UM and UME (each of whom is a citizen of the United States):

        (a)    name;

        (b)    business address;

        (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the past five years neither UME nor UM, nor to the best of UM's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3 - Source and Amount of Funds or Other Consideration.

         UME acquired 4,273,056 shares of CYBEX Common Stock upon consummation of the merger pursuant to the Agreement and Plan of Merger dated December 27, 1996, as amended (the "Merger Agreement"), by and among Trotter, Inc., a Delaware corporation and wholly-owned subsidiary of UME ("Trotter"), CYBEX, and Cat's Tail, Inc., a Delaware corporation and direct wholly-owned subsidiary of CYBEX ("Cat's Tail"), in exchange for 100% of the capital stock of Trotter.

Item 4 - Purpose of Transactions.

         UM's purpose for acquiring the shares of CYBEX Common Stock pursuant to the Merger Agreement was to combine the business of CYBEX and Trotter and to obtain a significant equity interest in CYBEX. Due to its ownership interest in the stock of CYBEX, UM believes that it has a substantial ability to direct or materially influence management decisions of CYBEX. Pursuant to the Merger Agreement, UM was provided the right to appoint five (5) of the nine (9) directors of CYBEX immediately following the merger, and certain of the officers of the combined entity.

         UM generally intends to maintain its present level of investment in CYBEX. Based upon market and business conditions and other factors, however, UM may from time-to-time choose to sell a portion of its shares of the Common Stock. On May 23, 1997, UME transferred 100,000 shares of the Common Stock as a charitable donation to a 501(c)(3) foundation.

Item 5 - Interest in Securities of the Issuer.

         UME owns 4,173,056 shares of the Common Stock, representing 48.8% of the outstanding Common Stock (based upon the outstanding shares as indicated in CYBEX's most recent available filing with the Securities and Exchange Commission increased by the shares issued pursuant to the Merger Agreement).

         UME possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

         Except as referred to above, neither UME, nor UM, nor, to the best of UM's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Common Stock.

         On May 23, 1997, upon consummation of the merger pursuant to and in accordance with the terms of the Merger Agreement, UME acquired 4,273,056 shares of Common Stock in exchange for 100% of the capital stock of Trotter. On May 23, 1997, UME transferred 100,000 shares of Common Stock as a charitable donation to a 501(c)(3) private foundation. No other transactions in the Common Stock were effected during the past 60 days by UM, UME, or, to the best of UM's knowledge, by any of the persons listed on Schedule I hereto.

Item 6 - Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Trotter, CYBEX, and Cat's Tail entered into an Agreement and Plan of Merger dated December 27, 1996, as amended (the "Merger Agreement"), pursuant to the terms of which Cat's Tail and Trotter were merged. As a result of the merger, UME received 4,273,056 shares of CYBEX Common Stock in exchange for 100% of the capital stock of Trotter. In addition, the Merger Agreement provided UM the right to appoint five (5) of the nine (9) directors of CYBEX immediately following the merger, and certain of the officers of the combined entity.


Item 7 - Material to be Filed as Exhibits.

        Exhibit 1 -    Joint Filing Agreement dated May 23, 1997.

        Exhibit 2 -    Agreement and Plan of Merger, dated December 27, 1996,
                       as amended.(1)

--------

(1) Incorporated herein by reference to Annex A to the Proxy Statement of CYBEX International, Inc. dated April 23, 1997, filed pursuant to
         Section 14 of the Exchange Act.


         After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 1997
                                             John Aglialoro,
                                             Chairman UM Holdings, Ltd.
                                             and UM Equity Corp.

                                   SCHEDULE I
                 Shareholders, Directors and Executive Officers
                                       of
                                   UM and UME

                                                         Relationship
                                                           to UM and                Principal
Name                    Business Address                      UME                 Occupation (1)
----                    ----------------                 ------------             --------------

John Aglialoro          UM Holdings, Ltd.                Shareholder,             Chairman
                        56 Haddon Avenue                 Director and             of UM
                        Haddonfield, NJ 08033            Executive Officer
                                                         of UM; Executive
                                                         Officer of UME

Joan Carter             UM Holdings, Ltd.                Shareholder,             President of UM
                        56 Haddon Avenue                 Director and
                        Haddonfield, NJ 08033            Executive Officer
                                                         of UM; Director and
                                                         Executive Officer of
                                                         UME

Arthur W. Hicks, Jr.    UM Holdings, Ltd.                Executive Officer of     Chief Financial
                        56 Haddon Avenue                 UM; Executive            Officer of UM
                        Haddonfield, NJ 08033            Officer and Director
                                                         of UME

James H. Carll          Archer & Greiner                 Director of UM and       Member of the
                        One Centennial Square            UME                      Law Firm of
                        Haddonfield, NJ 08033                                     Archer & Greiner


 (1)    Address of employer is same as the individual's business address.

                                    EXHIBIT I
                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-l(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of CYBEX International, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 23rd day of May, 1997.


                                   UM HOLDINGS, LTD.


                                   By: /s/ John Aglialoro
                                       --------------------------------
                                       John Aglialoro, Chairman


                                   UM EQUITY CORPORATION


                                   By: /s/ John Aglialoro
                                       --------------------------------
                                       John Aglialoro, Chairman